File No. 30-00362

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form U5S/A

                               AMENDMENT NO. 1 TO
                                  ANNUAL REPORT

                      For the year ended December 31, 2003

        Filed pursuant to the Public Utility Holding Company Act of 1935

       E.ON AG                                  E.ON UK Ltd.
       E.ON US Holding GmbH                     Powergen Ltd.
       E.ON UK Holding GmbH                     53 New Broad Street
       E.ON-Platz 1                             London EC2M 1SL
       40479 Dusseldorf                         United Kingdom
       Germany

       E.ON US Investments Corp.                LG&E Energy LLC
       220 West Main Street                     220 West Main Street
       Louisville, Kentucky 40202               Louisville, Kentucky 40202


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       (Name and address of each registered holding company in the system)






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


     This Amendment No. 1 to the E.ON AG ("E.ON") Annual Report on Form U5S for the year ended December 31, 2003 is being filed to include E.ON's response to Question 4 of Exhibit E regarding Intermediate Company Payments, as required by the Securities and Exchange Commission (the "Commission") order dated June 14, 2002 (Holding Co. Act Release No. 27539). This information was not included in E.ON's Annual Report filed June 29, 2004, which indicated that the information would be filed by amendment. The information is submitted to the Commission under a request for confidential treatment.

                                    * * * * *

Item 10.  Financial Statements and Exhibits

          *  *  *
Exhibit E

     Supplemental information regarding tax-related transactions required by Commission order dated June 14, 2002 (Holding Co. Act Release No. 27539).

          Exhibit E - Question 4
          ----------------------

          Information regarding Intermediate Company Payments (confidential treatment requested).

          *  *  *





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


                                    SIGNATURE

     Each undersigned system company has duly caused this Amendment No. 1 to the Annual Report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of each undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiaries.

E.ON AG

By: /s/ Karl-Heinz Feldmann                  By: /s/ Michael C. Wilhelm
    ------------------------                     ----------------------
Name:  Karl-Heinz Feldmann                   Name:  Michael C. Wilhelm
Title: General Counsel and                   Title: Senior Vice President and
       Senior Vice President                        Accountant

Date:  August 30, 2004                       Date: August 30, 2004

E.ON US Holding GmbH                         E.ON UK Ltd

By: /s/ Heinrich Montag                      By: /s/ Deborah Gandley
    ----------------------                       ----------------------
Name:  Heinrich Montag                       Name:  Deborah Gandley
Title: Executive Director                    Title: Company Secretary

Date:  August 30, 2004                       Date:  August 24, 2004

E.ON UK Holding GmbH                         Powergen Ltd

By: /s/ Hans Gisbert Ulmke                   By: /s/ Fiona Stark
    ------------------------                    ---------------------
Name:  Hans Gisbert Ulmke                    Name:  Fiona Stark
Title: Executive Director                    Title: Company Secretary

Date: August 30, 2004                        Date:  August 24, 2004

E.ON US Investments Corp.                    LG&E Energy LLC

By: /s/ S. Bradford Rives                    By: /s/ S. Bradford Rives
    ------------------------                     ---------------------
Name:  S. Bradford Rives                     Name: S. Bradford Rives
Title: Chief Financial Officer               Title: Chief Financial Officer

Date: August 24, 2004                        Date: August 24, 2004




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